UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Airgas, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009363102

(CUSIP Number)

Adam J. Semler

York Capital Management Global Advisors, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 009363102
1)	Names of reporting persons JGD Management Corp.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) OR 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 622,255
	8)	Shared voting power -0-
	9)	Sole dispositive power 462,889
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 622,255*
12)	Check if the aggregate amount in row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 0.7%*
14)	Type of reporting person (see instructions) IA, CO

*	As of July 19, 2010, the record date for the 2010 Annual Meeting of Stockholders of Airgas, Inc. (the “Annual Meeting”), JGD Management Corp. may be deemed to have had beneficial ownership of 622,255 shares of common stock of Airgas, Inc. JGD Management Corp. will be entitled to vote such number of shares on the matters to be considered by the stockholders at the Annual Meeting to be held on September 15, 2010 and thus may be deemed to have beneficial ownership of such number of shares as of the filing of this Statement.

Page 2 of 12 Pages

13D

CUSIP No. 009363102
1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 4,005,538
	8)	Shared voting power -0-
	9)	Sole dispositive power 3,193,974
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 4,005,538*
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 4.8%*
14)	Type of reporting person (see instructions) IA

*	As of July 19, 2010, the record date for the Annual Meeting, York Capital Management Global Advisors, LLC may be deemed to have had beneficial ownership of 4,005,538 shares of common stock of Airgas, Inc. York Capital Management Global Advisors, LLC will be entitled to vote such number of shares on the matters to be considered by the stockholders at the Annual Meeting to be held on September 15, 2010 and thus may be deemed to have beneficial ownership of such number of shares as of the filing of this Statement.

Page 3 of 12 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends, but is not a complete restatement of, the Schedule 13D (the “Schedule 13D”) filed by JGD Management Corp., a Delaware corporation, d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company, with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2010 relating to the shares of common stock (the “Common Stock”) of Airgas, Inc. (the “Company”). This Amendment should be read in conjunction with the Schedule 13D. Capitalized terms used in this Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D. The Schedule 13D is supplemented and amended as follows:

Item 2.	Identity and Background

(a) This Statement is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1.

This Statement is being filed by JGD with respect to 622,255 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed by JGD. James G. Dinan is the sole shareholder of JGD.

This Statement is being filed by YGA with respect to:

(i) 980,519 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 1,536,124 shares of Common Stock directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”);

(iii) 531,507 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iv) 468,493 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(v) 253,043 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(vi) 65,476 shares of Common Stock directly owned by York Enhanced Strategies Fund, LLC, a Delaware limited liability company (“York Enhanced Strategies”); and

Page 4 of 12 Pages

(vii) 170,376 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”).

YGA, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of the investment manager of York Enhanced Strategies, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Multi-Strategy and Jorvik. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

York Enhanced Strategies Management, LLC, a New York limited liability company (“York Enhanced Strategies Management”), is the investment manager of York Enhanced Strategies. YGA is the sole managing member of York Enhanced Strategies Management.

The name of each director and each executive officer of JGD is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of JGD, YGA, York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, York Enhanced Strategies, Jorvik, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, York Enhanced Strategies Management, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Page 5 of 12 Pages

(c) JGD and YGA are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments. York Enhanced Strategies is a privately owned investment limited liability company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy and Jorvik and the general partner or manager of five other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York Enhanced Strategies Management is a privately owned limited liability company in the principal business of acting as the investment manager of York Enhanced Strategies.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a)(i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 622,255 shares of Common Stock, which constitute approximately 0.7% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

Page 6 of 12 Pages

(ii) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,005,538 shares of Common Stock, which constitute approximately 4.8% of the issued and outstanding shares of Common Stock.

(iii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 980,519 shares of Common Stock, which constitute approximately 1.2% of the issued and outstanding shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iv) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,536,124 shares of Common Stock, which constitute approximately 1.8% of the issued and outstanding shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Multi-Strategy.

(v) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 531,507 shares of Common Stock, which constitute approximately 0.6% of the issued and outstanding shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(vi) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 468,493 shares of Common Stock, which constitute approximately 0.6% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(vii) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 253,043 shares of Common Stock, which constitute approximately 0.3% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(viii) York Enhanced Strategies may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 65,476 shares of Common Stock, which constitute approximately 0.1% of the issued and outstanding shares of Common Stock. As the investment manager of York Enhanced Strategies, York Enhanced Strategies Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Enhanced Strategies.

Page 7 of 12 Pages

(ix) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 170,376 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(x) To the knowledge of the Reporting Persons, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2 to this Statement.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, YGA, York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, York Enhanced Strategies and Jorvik are based on 83,666,869 shares of Common Stock issued and outstanding as of August 4, 2010 as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2010.

(b)(i) JGD may be deemed to have the sole power to dispose of or direct the disposition of 462,889 shares of Common Stock and the sole power to vote or direct the vote of 622,255 shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of or direct the disposition of 462,889 shares of Common Stock and the sole power to vote or direct the vote of 622,255 shares of Common Stock.

(ii) YGA may be deemed to have the sole power to dispose of or direct the disposition of 3,193,974 shares of Common Stock and the sole power to vote or direct the vote of 4,005,538 shares of Common Stock.

(iii) York Capital may be deemed to have the sole power to dispose of or direct the disposition of 770,540 shares of Common Stock and the sole power to vote or direct the vote of 980,519 shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of 770,540 shares of Common Stock and the sole power to vote or direct the vote of 980,519 shares of Common Stock.

(iv) York Multi-Strategy may be deemed to have the sole power to dispose of or direct the disposition of 1,316,865 shares of Common Stock and the sole power to vote or direct the vote of 1,536,124 shares of Common Stock. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of 1,316,865 shares of Common Stock and the sole power to vote or direct the vote of 1,536,124 shares of Common Stock.

(v) York Select may be deemed to have the sole power to dispose of or direct the disposition of 417,683 shares of Common Stock and the sole power to vote or

Page 8 of 12 Pages

direct the vote of 531,507 shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of or direct the disposition of 417,683 shares of Common Stock and the sole power to vote or direct the vote of 531,507 shares of Common Stock.

(vi) York Select Master may be deemed to have the sole power to dispose of or direct the disposition of 368,165 shares of Common Stock and the sole power to vote or direct the vote of 468,493 shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of or direct the disposition of 368,165 shares of Common Stock and the sole power to vote or direct the vote of 468,493 shares of Common Stock.

(vii) York Global Value may be deemed to have the sole power to dispose of or direct the disposition of 198,854 shares of Common Stock and the sole power to vote or direct the vote of 253,043 shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to have the sole power to dispose of or direct the disposition of 198,854 shares of Common Stock and the sole power to vote or direct the vote of 253,043 shares of Common Stock.

(viii) York Enhanced Strategies may be deemed to have the sole power to dispose of or direct the disposition of 0 shares of Common Stock and the sole power to vote or direct the vote of 65,476 shares of Common Stock. As the investment manager of York Enhanced Strategies, York Enhanced Strategies Management may be deemed to have the sole power to dispose of or direct the disposition of 0 shares of Common Stock and the sole power to vote or direct the vote of 65,476 shares of Common Stock.

(ix) Jorvik may be deemed to have the sole power to dispose of or direct the disposition of 121,867 shares of Common Stock and the sole power to vote or direct the vote of 170,376 shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of or direct the disposition of 121,867 shares of Common Stock and the sole power to vote or direct the vote of 170,376 shares of Common Stock.

(x) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market.

Date of Transaction	No. of Shares	Price per Share ($)		Transaction Type
July 28, 2010	24,900	65.6162		Sale
August 2, 2010	147,100	65.8538	(1)	Purchase
August 2, 2010	17,900	65.6600		Sale

Page 9 of 12 Pages

Date of Transaction	No. of Shares	Price per Share ($)		Transaction Type
August 5, 2010	15,859	65.5198		Purchase
August 10, 2010	300,000	66.0004		Sale
August 11, 2010	11,100	65.5375	(2)	Sale
August 16, 2010	1,500	65.4100		Sale
August 18, 2010	9,300	66.1372		Sale
August 25, 2010	100,000	66.3993		Sale
August 26, 2010	65,476	66.3595		Sale
August 30, 2010	5,200	66.4920		Sale
September 7, 2010	598,513	65.8884	(3)	Sale

(1)	This price per share is a weighted average price. These shares of Common Stock were purchased in multiple transactions at prices ranging from $65.8470 to $65.9798, inclusive. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares of Common Stock purchased or sold at each separate price within the ranges set forth in footnotes (1) through (3) to this table.
(2)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $65.5373 to $65.5600, inclusive.
(3)	This price per share is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices ranging from $65.8633 to $66.0490, inclusive.

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by each Reporting Person is held by York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value, York Enhanced Strategies, Jorvik or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

10

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: September 8, 2010

JGD MANAGEMENT CORP.

By:	/S/ ADAM J. SEMLER
Adam J. Semler Chief Operating Officer

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: September 8, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 12 of 12 Pages